THIS NOTE AND THE SHARES OF COMMON STOCK ISSUED UPON ANY CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE “SECURITIES ACT”), AND HAVE BEEN ISSUED IN RELIANCE UPON AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT PROVIDED BY REGULATION S PROMULGATED UNDER THE SECURITIES ACT. SUCH SECURITIES MAY NOT BE REOFFERED FOR SALE OR RESOLD OR OTHERWISE TRANSFERRED EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF REGULATION S, PURSUANT TO AN EFFECTIVE REGISTRATION UNDER THE SECURITIES ACT, OR PURSUANT TO AN AVAILABLE EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT. HEDGING TRANSACTIONS INVOLVING THE SECURITIES MAY NOT BE CONDUCTED UNLESS IN COMPLIANCE WITH THE SECURITIES ACT.
NAVIOS MARITIME HOLDINGS INC.
2% CONVERTIBLE SENIOR PROMISSORY NOTE

U.S.$33,500,000	February 18, 2009
     FOR VALUE RECEIVED, Navios Maritime Holdings Inc., a company incorporated under the laws of the Marshall Islands (the “Company”), hereby promises to pay to the order of J.B. Ugland Shipping Singapore Pte Ltd. or its successors and assigns (the “Holder”), the principal sum of U.S.$33,500,000 (the “Principal”), together with interest thereon from the date of this Note. Interest shall accrue on any unpaid Principal at a rate of 2% per annum on a daily basis from the date hereof (“Interest”) until paid in full or converted as provided in this 2% Convertible Senior Promissory Note (the “Note”). Interest shall be calculated on the basis of a 365-day year.
     This Note is referenced in, and has been issued pursuant to, that certain Subscription Agreement, dated as of February 18, 2009 (the “Subscription Agreement”), by and between the Company and the Holder. Capitalized terms used herein and not otherwise defined herein shall have the respective meanings ascribed to such terms in the Subscription Agreement.
1	Payment.
     (a) Unless previously converted as provided herein from time to time, all outstanding Principal and Interest, if not required to be paid sooner pursuant to the terms hereof, shall be due and payable on February 18, 2012 (the “Maturity Date”). Interest only shall be payable semiannually in arrears on August 18 and February 18 of each year, with the first payment of Interest due and payable on August 18, 2009.

     (b) Payment of Principal and Interest on this Note shall be made by wire transfer of immediately available funds to an account designated by the Holder or by check sent to the Holder as the Holder may designate for such purpose from time to time by written notice to the Company. If any payment date falls on a day that is not a Business Day (as defined below), the payment then due will be made on the next succeeding Business Day with the same force and effect as if made on such payment date. “Business Day” means any day that is not a Saturday or Sunday and is not a day on which banking instructions are generally authorized or obligated to close in the city of New York, New York.

2	Events of Default.

(a)	The occurrence of any one or more of the following events (whether such occurrence shall be voluntary or involuntary or come about or be effected by operation of law or otherwise) shall constitute an “Event of Default:”
(i)	the Company fails to make, on or before the due date (at maturity, by acceleration or otherwise), in the manner required, any payment of Principal, Interest or any other sums due under this Note; provided that with respect to Interest payable under this Note, the Company shall have not remedied such failure within fifteen days;

(ii)	a court or other applicable governmental body of competent jurisdiction enters a judgment, decree or other order for relief with respect to the Company or any subsidiary of the Company (other than a subsidiary the securities of which are listed for trading on any stock exchange or interdealer quotation system) whose indebtedness the Company guarantees or which guarantees the indebtedness of the Company (a “Significant Subsidiary”) in an involuntary case under Title 11 of the United States Code or any similar or successor Federal, state or foreign law now or hereafter in effect relating to bankruptcy, insolvency, receivership, winding up, composition or arrangement proceedings, liquidation, reorganization or relief of debtors (the “Bankruptcy Law”), or the continuance of any of the following events for 30 days unless dismissed, bonded or discharged: (A) an involuntary case is commenced against the Company or any Significant Subsidiary, under any applicable Bankruptcy Law, (B) a decree or order of a court or other applicable governmental body of competent jurisdiction for the appointment of a receiver, liquidator, sequestrator, trustee, custodian, or other officer having similar powers over the Company or any Significant Subsidiary, or over all or a substantial part of the Company’s property, is entered, or (C) an interim receiver, trustee or other custodian is appointed without the consent of the Company, for all or a substantial part of the property of the Company or any Significant Subsidiary;

(iii)	the Company or a Significant Subsidiary commences a voluntary case under the Bankruptcy Law, or consents to the entry of an order for relief in an involuntary case or to the conversion of an involuntary case to a voluntary case under any such law or consents to or applies for the appointment of or taking possession by a receiver, trustee or other custodian for all or a substantial part of its property or shall make a general assignment for the benefit of creditors;

(iv)	there shall be a default or an event of default under any bond, debenture, note or other evidence of indebtedness for money borrowed by the Company or any subsidiary or under any mortgages, indentures or instruments under which there may be issued or by which there may be secured or evidenced any indebtedness for money borrowed by the Company or any of its subsidiaries, whether such indebtedness now exists or shall be created, which indebtedness, individually or in the aggregate is in excess of U.S.$20,000,000 principal amount, which default shall constitute a failure to pay any portion of the principal of such indebtedness when due and payable after the expiration of any applicable grace or cure period with respect thereto or shall have resulted in such indebtedness becoming or being declared due and payable prior to the date on which it would otherwise have become due and payable; or

(v)	a judgment or decree shall be entered against the Company involving a liability of U.S.$20,000,000 or more and such judgment or decree shall not have been vacated, discharged, satisfied or stayed pending appeal within 60 days from the entry thereof.
(b)	If an Event of Default occurs, the aggregate Principal amount of this Note then outstanding, together with all Interest accrued thereon pursuant to the terms of this Note and unpaid as of the date of such Event of Default, shall automatically become immediately due and payable without presentment, demand, protest, or further notice, all of which are hereby waived. If an Event of Default occurs and is continuing, in addition to acceleration as provided above, the Holder may exercise all rights and pursue all available remedies by proceeding at law or in equity to collect the payment of Principal or Interest or to enforce the performance of any provision of this Note, such remedies being cumulative, non-exclusive, and enforceable alternatively, successively or concurrently. Any delay or omission by the Holder in exercising any right or remedy accruing upon an Event of Default shall not impair such right or remedy or constitute a waiver of or acquiescence in such Event of Default.

3	Conversion.

(a)	Right of Holder to Convert into Common Stock.
(i)	From time to time, subject to the provisions hereof, the Holder shall have the right, at its option, at any time on or before 5:00 p.m., Eastern Standard Time, on the Maturity Date, to convert all, or a portion, in multiples of $1,000, of the then outstanding Principal of, and accrued Interest on, this Note, into that number of fully paid and non-assessable shares of the Company’s Common Stock, par value $0.0001 per share (the “Common Stock”), as said shares shall be constituted on the date of conversion, obtained by dividing the portion of the then outstanding Principal and Interest to be converted under this Note by the conversion price of $11.00 per share of Common Stock, as adjusted pursuant to Sections 3(c) and 3(d) below (the “Conversion Price”). Notwithstanding the foregoing, the minimum principal amount of this Note that may be converted at any time is the lesser of (i) $5,000,000 and (ii) any then remaining unconverted outstanding principal amount of this Note.

(ii)	The Holder may exercise its conversion rights by the surrender of this Note at the Company’s principal office, accompanied by a completed Notice of Exercise of Conversion Rights in the form attached hereto as Exhibit A (a “Notice of Exercise”). Upon receipt of this Note and a Notice of Exercise, the Company (i) shall show the Holder or its designee as the record owner of such shares as of the close of business on the date on which the Notice of Exercise, together with this Note, are received by the Company, (ii) shall issue or cause the transfer agent to issue to Holder or its designee the shares so acquired or, at the request of the Holder, cause to be issued to the Holder stock certificates for such shares promptly after such conversion rights shall have been so exercised, and (iii) shall promptly deliver to the Holder a new Note equal in principal amount to any remaining outstanding Principal under this Note.
(b)	Fractional Shares. The conversion rights pursuant to this Section shall be exercisable only as to whole shares, and in no event shall the Company be required to issue fractional shares. If the calculation of the number of shares of the Common Stock to be received by way of conversion would result in the issuance of fractional shares, then the number of shares of the Common Stock that would otherwise be issuable upon conversion shall be rounded down to the nearest whole number of shares and the Company shall pay to the Holder in cash the amount attributable to such fractional share.

(c)	Adjustment for Stock Splits, Dividends and Combinations . The number of shares of Common Stock the Holder may receive upon a conversion of this Note as well as the Conversion Price shall be subject to adjustment from time to time upon the happening of any of the following. In case the Company shall (i) pay a dividend in shares of Common Stock or make a distribution in shares of Common Stock to holders of its outstanding Common Stock, (ii) subdivide its outstanding shares of Common Stock into a greater number of shares, (iii) combine its outstanding shares of Common Stock into a smaller number of shares of Common Stock, or (iv) issue any shares of its capital stock in a reclassification of the Common Stock (the occurrence of any of the events listed in subclauses (i) through (iv) of this Section 3(c), an “Adjustment Event”), then the number of shares of Common Stock the Holder shall be entitled to receive upon conversion of this Note immediately prior to an Adjustment Event shall be adjusted so that the Holder shall be entitled to receive the kind and number of Common Stock of the Company which it would have owned or have been entitled to receive had this Note been converted in advance of an Adjustment Event. Upon each such Adjustment Event, the Holder shall thereafter be entitled to receive the number of Common Stock resulting from such adjustment at a Conversion Price per share obtained by multiplying the Conversion Price per share in effect immediately prior to such Adjustment Event by the number of shares of Common Stock able to be received pursuant thereto immediately prior to such Adjustment Event and dividing by the number of shares of Common Stock that the Holder would receive as a result of such Adjustment Event. An adjustment made pursuant to this Section 3(c) shall become effectively immediately after the effective date of such Adjustment Event.

(d)	Replacement of Securities upon Reorganization, etc. In case of any reclassification or reorganization of the outstanding Common Stock (other than a change covered by an Adjustment Event above), or in the case of any merger or consolidation of the Company with or into another corporation (other than a consolidation or merger in which the Company is the continuing corporation and that does not result in any reclassification or reorganization of the outstanding shares of Common Stock), or in the case of any sale or conveyance to another corporation or entity in connection with which the Company is dissolved, the Holder shall thereafter have the right to receive in lieu of the shares of Common Stock immediately theretofore receivable upon the conversion of this Note, the kind and amount of shares of stock and other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation following any such sale or transfer, that the Holder would have received if the Holder had converted the Note immediately prior to such event; and if any reclassification also results in a change in the shares of Common Stock covered by an Adjustment Event, then such adjustment shall be made pursuant to Section 3(c) and this Section 3(d). The provisions of this Section 3(d) shall similarly apply to successive reclassifications, reorganizations, mergers or consolidations, sales or transfers.

(e)	No Rights as Shareholder. Nothing contained in this Note shall be construed as conferring upon the Holder or its transferees the right to vote or to receive dividends or to consent or to receive notice as a shareholder in respect of any meeting of shareholders for the election of directors of the Company or of any other matter, or any rights whatsoever as a shareholder of the Company, unless and to the extent converted.

(f)	Notices of Adjustments. Upon every adjustment of the Conversion Price or the number of underlying Common Stock the Holder may receive upon a conversion of this Note, the Company shall give written notice thereof to the Holder, which notice shall state the Conversion Price resulting from such adjustment and the increase or decrease if any, in the number of shares of Common Stock able to be received at such price upon a conversion of this Note, setting forth in reasonable detail the method of calculation and the facts upon which such calculation is based. Upon the occurrence of any Adjustment Event or other event specified in Section 3(d), then, in any such event, the Company shall give written notice to the Holder of the record date or the effective date of the event.

(g)	Reservations of Shares; Transfer Taxes.
(i)	The Company shall at all times reserve and keep available out of its authorized and unissued stock, solely for the purpose of effecting any conversions under this Note, such number of shares of Common Stock free of preemptive rights as shall be sufficient to effect the conversion of all the outstanding Principal and Interest from time to time outstanding or accrued. The Company shall use its best efforts to increase the authorized number of shares of Common Stock if at any time the number of shares of authorized and unissued Common Stock shall not be sufficient to permit the conversion of all the then outstanding or accrued Principal and Interest.

(ii)	The Company shall pay any and all issue and other taxes (except income taxes) that may be payable in respect of any issue or delivery of the shares of Common Stock upon a conversion of this Note.
4	Optional Company Redemption. From time to time after the date hereof, the Company may redeem all or a portion, in multiples of $1,000, of the Principal of this Note (a “Company Redemption”), at a redemption price equal to, if the Company Redemption is to occur at any time before the first anniversary of the date of this Note, 105% of the Principal amount to be redeemed or, if the Company Redemption is to occur at any time thereafter, 100% of the Principal amount to be redeemed plus in either case accrued and unpaid Interest thereon, to, but not including, the date of redemption (the “Redemption Price”). The Company shall deliver a written notice to the Holder five (5) days prior to the proposed date for a Company Redemption, which notice shall state (i) that the Company has elected to exercise a Company Redemption, (ii) the proposed date of the redemption, and (iii) the amount of this Note to be redeemed and the Redemption Price. On the date of redemption, the Holder will surrender this Note and the Company shall pay the Redemption Price in cash. If this Note is being redeemed in part, the Company shall deliver on the date of redemption to the Holder a new Note equal in principal amount to any remaining outstanding Principal under this Note.

5	Seniority. The Company covenants and agrees that the indebtedness and the Company’s other obligations under this Note shall rank senior in right of payment to all other unsecured indebtedness incurred by the Company, except that the obligations under this Note will rank pari passu with any unsecured indebtedness incurred by the Company that is designated by the Company, at the time of such incurrence, as senior indebtedness or that is not designated subordinated indebtedness. Nothing contained in this Note shall be construed as preventing or encumbering the Company or any of its subsidiaries from creating, assuming, guaranteeing or permitting to exist any indebtedness (including but not limited to senior indebtedness) that ranks senior in priority to, pari passu with, or subordinate to, the indebtedness and other obligations of the Company under this Note.

6	Amendments and Waivers. This Note may not be modified, amended, waived, extended, changed, discharged, or terminated orally or by any act or failure to act, but only by an instrument in writing signed by the party against whom enforcement of any modification, amendment, waiver, extension, change, discharge, or termination is sought.

7	Successors and Assigns. This Note applies to, inures to the benefit of, and binds the successors of the parties hereto. This Note may be assigned or otherwise transferred by the Holder from time to time in compliance with applicable securities laws without the consent of the Company to any commercial bank which is acting as a lender to the Holder or an affiliate of the Holder for the sole purpose of securing the loan made by such lender to the Holder or an affiliate of the Holder (including without limitation by way of pledge or hypothecation to Standard Chartered Bank (Hong Kong) Limited or any other commercial bank which is acting as a lender to the Holder or an affiliate of the Holder), and in the event of any such assignment or transfer, the obligations of the Company hereunder shall inure to the benefit of all such assigns and successors. In the event Holder assigns or otherwise transfers all or any part of this Note, the Company shall, upon the request of the Holder issue new Notes to effectuate such assignment or transfer. Except as provided herein, neither the Holder nor the Company may assign or delegate its obligations hereunder without the prior written consent of the other party, and any purported assignment without such consent shall be void and of no effect.

8	Governing Law; Consent to Jurisdiction. The Note shall be governed by and interpreted and enforced in accordance with the laws of the State of New York, without giving effect to any choice of law or conflict of laws rules or provisions (whether of the State of New York or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of New York. THE COMPANY HEREBY IRREVOCABLY CONSENTS TO THE JURISDICTION, VENUE AND FORUM OF ANY STATE OR FEDERAL COURT IN THE CITY OF NEW YORK, STATE OF NEW YORK WITH RESPECT TO ANY ACTION, WHETHER COMMENCED BY THE HOLDER OF THIS NOTE OR ANY OTHER PERSON, TO THE EXTENT THE SAME ARISES UNDER OR RELATES TO THIS NOTE.

9	Severability. Each provision of this Note is intended to be severable from every other provision, and the invalidity or illegality of any portion hereof shall not affect the validity or legality of the remainder hereof.

10	Notice. Any consent, request, waiver, notice or other communication or document required or permitted to be given pursuant to any provision of this Note shall be deemed duly given only when in writing and sufficient if delivered personally or sent by nationally-recognized overnight courier or by registered or certified mail, postage prepaid, return receipt requested, or by electronic mail, or by telecopier, if to the Company, at the address of the Company as shown below, or, if to the Holder, at the address of the Holder as shown below. All such consents, requests, waivers, notices or other communications or documents shall be deemed to be received (a) in the case of personal delivery, on the date of such delivery, (b) in the case of nationally-recognized overnight courier, on the next business day after the date when sent, (c) in the case of facsimile transmission or telecopier or electronic mail, upon confirmed receipt, and (d) in the case of mailing, on the third (3rd) business day following the date on which the piece of mail containing such communication was posted by registered or certified mail, postage prepaid, return receipt requested.
If to the Company, to:
Navios Maritime Holdings Inc.
85 Akti Miaouli Street

Piraeus
Greece 185 38
Attention: Vasiliki Papaefthymiou
Facsimile: +30 210 45 31 984
With a required copy to (which shall not constitute notice):
Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
666 Third Avenue
New York, NY 10017
Attn: Kenneth R. Koch, Esq.
Facsimile: (212) 983-3115
If to the Holder, to:
J.B. Ugland Shipping Singapore Pte Ltd.
9 Temasek Boulevard, Suntec Tower Two #42-01A
Singapore 038989
Attn: John C. Fawcett-Ellis
Facsimile: + (65) 6835 9558
With a required copy to (which shall not constitute notice):
Watson, Farley & Williams (New York) LLP
100 Park Avenue
New York, NY
Attn: Leo Chang, Esq.
          Antonios C. Backos, Esq.
Facsimile: (212) 922-1512
11	Headings and Captions. The headings and captions for the various sections of this Note are for convenience of reference only and shall in no way modify or affect the meaning or construction of any of the terms or provisions hereof.

12	Interpretation; Time. The Company and the Holder agree that, in interpreting this Note, there shall be no inferences drawn against the drafting party. Time is of the essence with respect to each and every provision of this Note.

13	No Impairment. The Company will not, by any voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Company, but will, at all times, in good faith, assist in carrying out of all the provisions of this Note and in the taking of all such action as may be necessary or appropriate in order to protect the rights of the Holder against impairment.
REMAINDER OF PAGE INTENTIONALLY LEFT BLANK

     IN WITNESS WHEREOF, THE COMPANY HAS CAUSED THIS NOTE TO BE EXECUTED AND DATED THE DAY AND YEAR FIRST WRITTEN ABOVE.

NAVIOS MARITIME HOLDINGS INC.

By:	/s/ George Achniotis
Name:	George Achniotis
Title:	Chief Financial Officer

EXHIBIT A
NOTICE OF EXERCISE OF CONVERSION RIGHTS

To be Executed Upon Exercise of Conversion Rights
The undersigned hereby exercises, according to the terms and conditions of that certain 2% Convertible Senior Promissory Note, the right to convert $                     of the outstanding principal and accrued interest on, said Note into shares of common stock of Navios Maritime Holdings Inc.
Date of Conversion:

Conversion Price:

Number of shares of common stock to be issued:

Dated:	By:
Name:
Title:

Address: